# REGIMENT SECURITIES, LLC
### (SEC I.D. No. 8-70607)

**Report Pursuant to Rule 17a-5 of**

**The Securities and Exchange Commission**

*Financial Statements and   Supplemental Schedules*

**As of and for the Year Ended June 30, 2025**

**(Including Report of Independent Registered Public Accounting Firm)**

**REGIMENT SECURITIES, LLC**
## Table of Contents
For the Period
July 1, 2024 through June 30, 2025

**Ferrara CPA**
100 Horizon Center Blvd.
Hamilton, NJ 08691
**Tel:** 609-865-5391
**Fax:** 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Members
**Regiment Securities, LLC**

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Regiment Securities, LLC as of June 30, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Regiment Securities, LLC as of June 30, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Regiment Securities, LLC's management. My responsibility is to express an opinion on Regiment Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Regiment Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

## Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Regiment Securities, LLC's financial statements.

The supplemental information is the responsibility of Regiment Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ferrara CPA*

I have served as Regiment Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
September 24, 2025

**REGIMENT SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**JUNE 30, 2025**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 29,467 |
| Accounts Receivable | | 23,390 |
| Prepaid Deposits | | 222 |
| **TOTAL ASSETS** | **$** | **53,079** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| | | |
| **LIABILITIES** | | |
| Accounts Payable | $ | 29,545 |
| Other Liabilities | | 4,750 |
| **TOTAL LIABILITIES** | | **34,295** |
| | | |
| **MEMBER'S EQUITY** | | **18,784** |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **53,079** |

The accompanying notes are an integral part of these financial statements.

**REGIMENT SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED JUNE 30, 2025**

**REVENUE**

| | | |
|---|---|---:|
| Capital Raising | $ | 325,960 |
| Diligence Fee | | 167,500 |
| Investment Banking | | |
| Retainer Fee | | 287,380 |
| Success Fee | | 699,899 |
| Interest Income | | 2,477 |
| **TOTAL REVENUE** | | **1,483,216** |

**EXPENSES**

| | |
|---|---:|
| Commission Expense | 869,931 |
| Compensation and Payroll Expenses | 429,078 |
| Professional Service Fees | 101,013 |
| Licensing & Regulatory Fees | 28,784 |
| Technology, Software and Supplies | 84,243 |
| Rent and Utilities | 10,635 |
| Bad Debt Expense | 2,430 |
| Other Expenses | 96,444 |
| **TOTAL EXPENSES** | **1,622,558** |
| **NET LOSS** $ | **(139,342)** |

The accompanying notes are an integral part of these financial statements.

# REGIMENT SECURITIES, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED JUNE 30, 2025

| | |
|---|---:|
| **BALANCE AT JULY 1, 2024** | $ 71,199 |
| Capital Contributions | 86,927 |
| Net Loss | (139,342) |
| **BALANCE AT JUNE 30, 2025** | $ 18,784 |

The accompanying notes are an integral part of these financial statements.

**REGIMENT SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JUNE 30, 2025**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net Loss | $ (139,342) |

Adjustments to reconcile net loss to net cash used by operating activities.

| | |
|---|---:|
| Account Receivables | 13,710 |
| Prepaid Deposits | (42) |
| Due from Parent | 1,591 |
| Accounts Payable, commission payable | (12,055) |
| Deferred Revenue | 3,459 |
| Net Cash Used in Operating Activities | (132,679) |

**CASH FLOW FROM FINANCING ACTIVITIES**

| | |
|---|---:|
| Capital Contributions | 86.927 |
| Cash Flow Provided by Financing Activities | 86,927 |
| **DECREASE IN CASH** | (45,752) |
| **CASH AT BEGINNING OF YEAR** | 75,219 |
| **CASH AT END OF YEAR** | $ 29,467 |

The accompanying notes are an integral part of these financial statements.

1. <u>**Organization and Nature of Business**</u>

Regiment Securities, LLC (Company), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company (LLC) and a majority owned subsidiary of Regiment, LLC. (the "Parent"). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

2. <u>**Significant Accounting and Reporting Policies**</u>

<u>**Basis of Presentation**</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of June 30, 2025, and is not necessarily indicative of the results for any future period.

<u>**Use of Estimates**</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>**Cash and Cash Equivalents**</u>

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On June 30, 2025, the Company had no cash equivalents.

## Significant Accounting and Reporting Policies, Continued

## Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with (ASC 606). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC 606 include private securities placement services, referral activities and commission sharing with other broker-dealers.

*Capital Raising* - The Company sells annual and semi-annual subscription services, the terms are paid in advance and recognized over the life of the contract or as performance obligations are met. The subscription services are to assist its clients in raising capital for private placement of securities.

*Investment Banking – Retainer Fees:* In certain M&A engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to of a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainer fees, which are not linked to a specific period of time, are recognized when performance obligations are satisfied. The Company evaluates its nonrefundable retainer payments to ensure the fees relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

## Significant Accounting and Reporting Policies, Continued

*Investment Banking - Success Fees:* are recognized on the close or the funding of an engagement. They may be a flat fee or percentage of what the customer receives. Success Fees may be net of retainers previously recognized.

*Diligence Fee:* The Company charges an issuer customer a due diligence fee to investigate the potential offering. The purpose of the due diligence phase is to confirm the accuracy of the information presented by the issuer. The Due Diligence process includes a reasonable investigation into the company, background checks of each person of the subject company, which also includes anti-money laundering/customer identification verification and bad actor reviews.

## Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of June 30, 2025. The Company is not currently under audit by any tax jurisdiction.

## Accounts Receivable

Accounts receivable primarily consist of amounts due from clients for services rendered in connection with mergers and acquisitions, private placements of securities, and commission sharing arrangements. These receivables are generally due within 30 days and are not subject to significant credit risk, as the Company's clients primarily include investors and other entities with established credit profiles.

The Company had $23,390 in account receivable from executed contracts on June 30, 2025.

## Significant Accounting and Reporting Policies, Continued

### Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

### New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

3. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable

## Leases, Continued

and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company had no long-term leases as of June 30, 2025.

## 4.  Related Parties

The Company has executed an expense sharing agreement (ESA) with the Parent effective July 1, 2024, whereby the Company records a monthly allocation of expenses incurred by the Parent on its behalf.  The expense sharing agreement was amended on March 1, 2025. During the period July 1, 2024, through June 30, 2025, the Company recorded software expenses under this agreement totaling $6,352. During the period July 1, 2024, through June 30, 2025, the Parent made no cash capital contributions to the Company, and $4,927.36 in debt forgiveness capital contributions of ESA allocations and direct costs paid on the Company's behalf.

## 5.  Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

---

**Net Capital, Continued**

On June 30, 2025, the Company had net capital of $12,960 which was $7,960 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 265%.

6. **Business Concentrations**

The Company received revenue primarily from five customers, Sweetwater Investments, Lotus Capital, Arctaris, Delta Institute, and Repurpose, that accounted for the majority of earned revenue for the year ended June 30, 2025.

7. **Subordinated  Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended June 30, 2025.

8. **Commitments and Contingencies**

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

9. **Subsequent Events**

Management has evaluated all events or transactions that occurred after June 30, 2025, through the date of the issued financial statements (September 24, 2025). During this period, there were no material recognizable subsequent events that required recording or disclosures in the June 30, 2025, financial statements.

10. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, engaged in various types of securities related business transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Supplementary Information**

**Pursuant to Rule 17a-5 of the**

**Securities Exchange Act of 1934**

**As of June 30, 2025**

**REGIMENT SECURITIES, LLC**

**Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934**

**As of June 30, 2025**

**COMPUTATION OF NET CAPITAL**

| | |
|---|---:|
| **TOTAL MEMBER'S EQUITY** | $18,784 |
| **LESS:** | |
| Non-allowable assets | |
| Prepaid deposits and accounts receivable | (5,824) |
| Net Capital | 12,960 |

Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness)  5,000

| | |
|---|---:|
| **EXCESS NET CAPITAL** | 7,960 |
| **AGGREGATE  INDEBTEDNESS** | 34,295 |
| **MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS** | $  2,284 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 264.63% |

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA Form X-17A-5 as of June 30, 2025, as filed on October 1, 2025.

See accompanying report of independent registered public accounting firm.

# REGIMENT SECURITIES LLC

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
### June 30, 2025

## SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

**Ferrara CPA**
100 Horizon Center Blvd.
Hamilton, NJ 08691
**Tel:** 609-865-5391
**Fax:** 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
**Regiment Securities, LLC**

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Regiment Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking opportunities for its clients and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ferrara CPA*

Ferrara CPA
Hamilton, New Jersey
October 8, 2025



## Exemption Report

Regiment Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

(2) The Company met the identified exemption from 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year without exception, and

(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to; (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the year ending June 30, 2025.

Regiment Securities
I, Michael Cavanaugh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michael Cavanaugh*
Title: CEO